Exhibit 99.1
                                     Form 3

ITEM 1:  Henry Cornell
         c/o Goldman, Sachs & Co.
         85 Broad Street
         New York, NY  10004
ITEM 2:  December 9, 2004
ITEM 3:  Bill Barrett Corporation (BBG)
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The Reporting  Person is a managing  director of Goldman,  Sachs & Co. ("Goldman
Sachs"). Goldman Sachs is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group").

Upon the closing of Bill Barrett Corporation's (the "Company") pending initial public offering (the "IPO") of common stock, the outstanding shares of Series B Preferred Stock of the Company will convert automatically into common stock of the Company as follows: each share of Series B Preferred Stock will convert into
(a) at the election of the Company either (i) a number of shares of common stock equal to the stated purchase price of $5.00 per share of Series B Preferred Stock plus all unpaid dividends (which accrue at the rate of 7% per annum) as of the closing of the IPO divided by the price per share of common stock paid by the public in the IPO net of underwriting compensation or (ii) cash in the amount of the stated purchase price of $5.00 per share of Series B Preferred Stock plus all unpaid dividends (which accrue at the rate of 7% per annum) as of the closing of the IPO, plus (b) the number of shares of common stock into which such shares of Series B Preferred Stock will be convertible at the closing of the IPO at the conversion ratio in effect at that time. At no time prior to the closing of the IPO, are the shares of Series B Preferred Stock convertible into shares of common stock.

GS Group may be deemed to beneficially own indirectly 14,000,000 shares of Series B Preferred Stock by reason of the beneficial ownership of such shares by certain investment partnerships ("Investment Partnerships") of which Goldman Sachs or affiliates of Goldman Sachs and GS Group are the general partner, managing general partner, managing partner or investment manager.

If the Reporting Person shall be deemed beneficially own any of the shares of Series B Preferred Stock owned by the Investment Partnerships, the Reporting Person disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.